Interbrew

THE WORLD'S LOCAL BREWER

03 DEC 15 AM 7:21

03045139

By co

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 11 December 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

12/16

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Financial Calendar 2004

Brussels, 11 December 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce its financial calendar for the year 2004, as follows:

1 January 2004	Closed period until publication of 2003 results
3 March	**Publication of year 2003 results** 07.00 a.m. Press release 09.00 a.m. Analyst Presentation[1] 11.00 a.m. Press conference[2]
30 March	**Annual report 2003 and Statistical Review 1996-2003** available on www.interbrew.com
12 April	Annual report available in printed version
27 April	11.00 a.m. **General Shareholders Meeting**[3], followed by a press briefing
28 April	**Dividend payable**
25 June	**Pre-Closed Period Press Release** 07.00 a.m. Press release 08.00 a.m. Analyst conference call
1 July	Closed period until publication of half year results 2004
9 September	**Publication of half year results 2004** 07.00 a.m. Press release 09.00 a.m. Analyst Presentation 11.00 a.m. Press Conference
26 October	**Publication of 9 months trading update** 07.00 a.m. Press release 08.00 a.m. Analyst conference call
15 December	**Pre-Closed Period Press Release** 07.00 a.m. Press release 08.00 a.m. Analyst conference call

(1) Analyst meetings take place at IPC, Rue de la Loi 155, 1000 Brussels, with live streaming on http://www.interbrew.com.

(2) Press conferences take place at IPC, Rue de la Loi 155, 1000 Brussels

(3) The General shareholders meeting takes place at Sodehotel, Avenue E. Mounier 5, 1200 Brussels

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands, run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit our web site www.interbrew.com for more information.

Additional information:

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com